ALTON VENTURES, INC.

October 14, 2004
Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0408,
450 Fifth Street,
Washington, D.C. 20549-0405

Attention: Mr. Todd K. Schiffman, Assistant Director

Dear Sirs:

Re:	Alton Ventures, Inc.
Registration Statement on Form SB-2 Filed on October 14, 2004
File Number 333-118077

We have reviewed your comment letter dated September 09, 2004, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A1 filing refer to the formal filing (hard copy attached) – not to the black-line version.

General

1.	We have filed the geological report as a supplemental document

Prospectus – page 2

2.	At the end of paragraph 3, we have inserted language to the effect that if we fail to sell the minimum subscription, all funds will be promptly refunded:

"If we fail to sell the minimum number of shares all subscriptions will be promptly refunded in full".

In addition, in risk 3, we have added the word "promptly"

Further, under the Plan of Distribution section, the third paragraph in (c) Procedures for Subscription has been amended to remove the restriction that the refund would be made within two days of any decision that the minimum has not been reached such that it now reads;

"In the event we are unable to complete the minimum subscription level, all funds will be promptly returned to the subscriber".

12880 Railway Avenue, Unit No. 35, Richmond, B.C. V7E 6G4 Toll Free: (888) 755-9766 Phone: (604) 644-5139 Fax: (604) 275-6301 e-mail: bdoutaz@istar.ca

Mr. Todd K. Schiffman	2.
Securities & Exchange Commission
October 14, 2004

Summary Prospectus

3.	In the first paragraph, we have deleted the sentence referencing the fact that the summary does not contain all the information that the investor should consider such that the paragraph now reads:

"This summary provides an overview of selected information contained in this prospectus. You should very carefully and thoroughly read the more detailed information in this prospectus and review our financial statements and all other information that is incorporated by reference in this prospectus".

Summary Information about Alton Ventures, Inc.

4.	We have amended the registration statement at each of the places noted in your comment letter to make reference to a section we have added to Part 2 under the section entitled Recent Sales of Unregistered Securities where we explain the exemption and how we have ensured the subscribing shareholders were in compliance with the exemption. The reference note reads:

"Refer to Recent Sales of Unregistered Securities on page 48 for further information on the applicability of and compliance with the provisions of the exemption."

The added section on page 48 reads:

"The Securities Act requires anyone offering securities for sale to the public to disclose certain financial and other pertinent information by filing a registration statement with the SEC. The Securities Act provides for an exemption from the registration requirements under certain circumstances. We have relied on specific exemptions in the offering of shares we sold prior to this registration statement.

In this registration statement we have made reference to two exemptions from the requirement of filing a registration statement in order to be able to sell the shares that we have sold to date – section 4(2) of the Securities Act and Regulation S.

We noted that 5,000,000 shares were issued to our senior officer through a section 4(2) exemption. This exemption is intended to permit specific or isolated non-public offerings by issuers such as Alton to particular persons who are in a position to be able to evaluate an investment decisions by themselves. Because Mr. Doutaz was a senior officer and director, he is deemed to be in a position where he is fully aware of the risk and the information that would otherwise be required of Alton to be provided and that he is in a special relationship with Alton whereby he has full and complete knowledge of the issuer and the risks inherent in making such an investment. As a direct result of his position, Mr. Doutaz was in a unique position to evaluate the merits of the shares offered. There are no disclosures that could otherwise be made of which he was not or should have been aware. In addition, this was a very specific and isolated issuance of shares. Therefore, this

Mr. Todd K. Schiffman	3.
Securities & Exchange Commission
October 14, 2004

particular transaction is considered to be exempt from the filing of a registration statement.

We also issued 5,000,000 shares through a Regulation S offering. Regulation S is designed to protect U.S. capital markets and all investors, U.S. or foreign that buy securities in that market. Public offerings by a U.S. issuer to foreign investors may be exempt from registration under the Securities Act if the offers and sales take place outside the United States and the offer or sale does not involve any directed selling efforts in the U.S. One condition for the applicability of Regulation S is that at the time of the sale, the buyer must be located outside the U.S. or the seller (Alton, in this case) must reasonably believe that the buyer is located outside the U.S. In the sale of Alton's shares to a limited number of foreign investors, each investor is normally resident outside of the United States; the transaction took place outside the U.S.; no directed selling efforts were made in the U.S. by Alton, any distributor, any affiliate or any person acting on behalf of Alton. In addition, the securities were offered and sold in a foreign (Canada) directed offering to permanent residents of Canada and in accordance with the rules and regulations of the B.C. Securities Commission. None are deemed to be accredited investors and each was in possession of all material information relating to Alton. Further, no commissions were paid to anyone in connection with the sale of the shares and no general solicitation was made to anyone. Finally, as part of the subscription documents, each subscriber stated that they were not a U.S. citizen and were not acquiring the shares for the account or benefit of a U.S. person."

Risk Factors

5.	We have added a risk factor number five (5) under Risks of the Offering stating:

"5. For purchasers of the offering there will be an immediate dilution from $0.10 per share to $0.0081 per share.

When you purchase your stock, you will pay a price of $0.10 per share. Upon completion of this offering, assuming all shares are sold, the net tangible book value of the 11,200,000 shares that will then be outstanding will be $91,196, or approximately $0.0081 per share. You will incur an immediate dilution from $0.10 per share to $0.0081 per share. For further information, see Dilution of the Price You Pay for Your Shares starting on page 15."

6.	In risk four (4) of the Risks of the Offering we outline the fact that the current shareholders and management will be able to control our operations and elect the directors. At the end of the explanation of the risk, we have added "there are no provisions under the bylaws or articles of incorporation that otherwise favour management or current shareholders in any way in matters of voting powers by management after the issuance of shares under the offering".

Mr. Todd K. Schiffman	4.
Securities & Exchange Commission
October 14, 2004

Because there is no public trading market for our common stock – page 11

7.	In risk number two (2) under Risks Associated with this Offering after "negotiate your own sale", we have added "in accordance with the U.S. securities laws", so that the risk now reads:

"There is currently no public trading market for our common stock. Therefore, there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale in accordance with U.S. securities laws."

8.	We have deleted risk three (3) under Risks Associated with this Offering as it was inapplicable given that we will have raised sufficient funds to complete phase I with the completion of this offering. In the event we raise the minimum subscription we will use existing working capital to complete phase I as noted in the Use of Proceeds table on page 13.

After the offering existing shareholders will still be able to elect all of our directors …

9.	In risk four (4) of Risks of the Offering, as part of the preamble, we have added a sentence stating that "the price paid by the current shareholders is significantly less than you will pay." And have added the following explanation to the risk:

"You will pay a price of $0.10 per share to acquire shares under the offering. Our senior officer in 2002 purchased 5,000,000 shares at a price of $0.001 for which he paid $5,000 in cash and in 2001, 12 shareholders acquired 5,000,000 shares at a price of $0.001 per share for which they paid a total of $5,000".

Cautionary Statement

10.	We have removed the reference to the Private Securities Litigation Reform Act of 1995 such that the first paragraph now reads:

"Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or future financial performance. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Forward-looking statements are often identified by words like: "believe", "expect", "estimate", "anticipate", "intend", "project" and similar expressions or words which, by their nature, refer to future events."

Comparative Data

11.	The identity of the founding shareholder and where information about his identity and background can be found in the registration statement as well as the source of the

Mr. Todd K. Schiffman	5.
Securities & Exchange Commission
October 14, 2004

identities of the existing shareholders has been referenced in the table by the use of asterisks. We have added the following as a footnote to the comparative data table:

"*	The founding shareholder was Brian C. Doutaz, our senior officer and director. Refer to Directors, Executive Officers, Promoters and Control Persons on page 20, Security Ownership of Management on page 23 and Certain Relationships and Related Transactions on page 43 for further information.
**	Names and addresses of the existing shareholders can be found under Recent Sales of Unregistered Securities on Page 47".

Directors and Executive Officers

12.	We have added risk eleven (11) under Risks of the Offering to delineate the risk that none of the officers and directors have technical accreditation in the mining business and the risk inherent with that failure which reads:

"11. Our management lacks technical training and/or experience in metals exploration and extraction.

Although management has been active in the mining industry for many years, management and the members of the Board lack technical training and experience with exploring for, starting or operating a mine. Technical guidance will be provided by outside engineers and consultants who are familiar with the industry. However, with no direct training or experience in these areas, our management may not be fully aware of many of the specific requirements relating to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use or may go against external advice. As a result, our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in our industry".

13.	We have added the following sentence at the end of the first paragraph of Directors and Executive Officers, Promoters and Control Persons to disclose that we do not have an audit committee financial expert:

"The board of directors does not have an audit committee financial expert."

Conflicts of Interest

14 .	We have added risk factor twelve (12) under Risks of the Offering to summarize the issues surrounding conflicts of interest which states:

"We believe that both Mr. Doutaz and Mr. Hutchison will be subject to conflicts of interest. The conflicts arise from their relationships with other public and even private corporations. In the future each will continue to be involved in the mining and petroleum businesses for other entities and such involvement could create a conflict of interests because such corporations could begin operating mines and/or joint ventures in acquiring,

Mr. Todd K. Schiffman	6.
Securities & Exchange Commission
October 14, 2004

exploring and mining natural resources which are frequent in the industry. To ensure that potential conflicts of interest are avoided or declared to Alton and the shareholders and to comply with the requirements of the Sarbanes Oxley Act of 2002, the Board of Directors, on February 09, 2004, adopted a Code of Business Conduct and Ethics which embodies our commitment to such ethical principles and sets forth the responsibilities of Alton and its officers and directors to its shareholders, employees, customers, lenders and other stakeholders. We will provide a copy of the Code of Ethics on request".

15.	We have attached with this letter a copy of our code of ethics and have disclosed in the above noted risk factor that we will make the code of ethics available to anyone so requesting.

Proposed Exploration Program – Plan of Operation

16.	We had cash reserves of $22,849 on May 31, 2004. As of August 31, the cash reserves have decreased to approximately $17,000 as the result of on-going operating expenses. In order to clarify the misimpression observed, we have clarified the issue by adding disclosure stating that "but anticipate on-going operating expenses of approximately $2,000 per month" such that the first paragraph now states:

"We anticipate that phase I of the planned geological exploration program on the claim will cost $19,500, which is a reflection of local costs for the specified type of work. We had $22,849 in cash reserves as of June 30, 2004 but anticipate on-going operating expenses of approximately $2,000 per month. Accordingly, we will not be able to proceed with the first phase of the exploration program without additional financing".

Management's Discussion, Analysis of Financial Conditions and Results of Operations

17.	Alton is a high risk venture that only has an option to explore the property; we have not formulated any plans beyond the three phase exploration program as a result of the risks at each phase of the exploration program which have been thoroughly outlined and discussed. However, we have added a risk (13) stating that:

"Alton is a high risk venture that only has an option to explore its mineral claims; we have not formulated any plans beyond the three phase exploration program as a result of the risks at each phase of the exploration program. Alton and its Board do not have a long term plan and will not develop one until at least the conclusion of phase II – to do prior to then would be premature in our opinion. The lack of a long term plan may cause us to cease operations even if the three phases are successful. The failure to develop a long range plan may also jeopardize on-going operations."

Geological Setting

18.	At the end of this section, as paragraph three we have repeated risk three from page 8 stating:

Mr. Todd K. Schiffman	7.
Securities & Exchange Commission
October 14, 2004

"We have no known ore reserves. Even if we find gold mineralization we cannot guarantee that any gold mineralization will be of sufficient quantity so as to warrant recovery. Additionally, even if we find gold mineralization in sufficient quantity to warrant recovery, we cannot guarantee that the ore will be recoverable. Finally, even if any gold mineralization is recoverable, we cannot guarantee that this can be done at a profit. Failure to locate gold deposits in economically recoverable quantities will cause us to cease operations."

Certain Relationships and related Transactions

19.	We have added the information disclosed on page F-9 of the financial statements from the section entitled Related Party Transactions such that this section of the registration statement now reads in full:

"(a) Transactions with Officers and Directors

In November, 2001 we issued a total of 5,000,000 shares of restricted common stock to Brian C. Doutaz, the senior officer and a director of Alton. The fair market value of the shares, $5,000, was paid in cash.

The Company's president contributed office space to the Company for all periods presented. The office space was valued at $100 per month based on the market rate in the local area and is included in the accompanying financial statements as contributed rent expense with a corresponding credit to additional paid-in capital.

The president contributed administrative services to the Company for all periods presented. The time and effort was recorded in the accompanying financial statements based on the prevailing rates for such services, which equalled $50 per hour based on the level of services performed. The services are reported as contributed administrative services with a corresponding credit to additional paid-in capital.

(b) Transactions with Promoters

Mr. Brian C. Doutaz, our president, CEO and director can be considered as the promoter of Alton as a result of his participation and managing of the business of Alton since its incorporation.

Mr. Doutaz subscribed for 5,000,000 restricted shares of common stock at a price of $0.001 for an aggregate consideration of $5,000 which was paid in cash in November, 2001. The sale of these shares will be governed by Rule 144 of the Securities Act of 1933. Mr. Doutaz does not receive any salary for his services to Alton. During the fiscal period September 06, 2001 (inception) to June 30, 2004, Mr. Doutaz was deemed to have been paid $3,750 for contributed administrative services and rent with a corresponding credit to additional paid-in capital by Alton for general administrative services as well as for rent.

Mr. Todd K. Schiffman	8.
Securities & Exchange Commission
October 14, 2004

In addition, in April, 2004, Mr. Doutaz loaned Alton the sum of $25,000 which is payable out of the proceeds of this registration statement; there is no interest payable and the loan is payable on demand."

Market Information

20.	We have revised this section to distinguish between the shares issued to an officer and director under section 4(2) and those issued to arms length investors under Regulation S such that it now reads:

"As of the date of this prospectus, there are a total of thirteen (13) shareholders of record holding shares of Alton's common stock. A total of 10,000,000 shares of common stock were issued to the existing Shareholders, all of which are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one (1) year after their acquisition.

"5,000,000 shares were issued to an affiliate who is an officer and director under section 4(2). These shares can only be sold under Rule 144 resale restrictions. None are eligible for resale. The 5,000,000 shares issued to Mr. Doutaz remain restricted as Mr. Doutaz remains an affiliate of Alton and is a control person.

"In addition, 5,000,000 shares were sold under Regulation S to twelve arms-length investors none of whom are officers, directors or other affiliates of Alton. Because it has been greater than two year since these shares restricted under Rule 144 were acquired, a total of 5,000,000 shares can be sold at this time pursuant to Rule 144."

Signatures

21.	Alton Ventures, Inc., as a Nevada corporation, is a domestic issuer. We have indicated that James M. Hutchison is our principal financial and accounting officer as required.

Financial Statements

Notes 1 Summary of Significant Accounting Policies

Mineral Interests – page F-8

22.	Our auditors have revised their statements to disclose that no shares have been issued for mineral properties.

Mr. Todd K. Schiffman	9.
Securities & Exchange Commission
October 14, 2004

Note 3 Option Agreements on Mineral Interests – page F-9

23.	The $4,000 (Canadian Dollars) cash payment made in November, 2001 for the Omenica Option Agreement is recorded in the financial statements as mineral interest acquisition costs in the amount of $2,502 (U.S. Dollars) on page F-4 under the extreme right column.

Note 5 Income Taxes – page F-10

24.	Our auditors have revised the note to disclose the total tax assets and total tax liabilities.

Exhibit 23.1 Independent Auditors Consent

25.	We draw your attention to page 29 and the section entitled Interest of Named Experts and Counsel. We believe that section constitutes an "Experts" section.

26.	We have had our auditors revise their consent to remove the reference to the use of their report having appeared in the Selected Financial Data as there is no such section in our registration statement.

Exhibit 23.1 Author's Consent

27.	As with comment 25, we draw your attention to page 29 and the section entitled Interest of Named Experts and Counsel wherein we state "An ‘expert' is a person who is named as preparing or certifying all or part of our registration statement or a report or valuation for use in connection with the registration statement and name Mr. Carter as having written the Geological Report to which we refer in our prospectus. We believe that section constitutes an "Experts" section and, therefore, the reference is appropriate and correct in its present form.

We also wish to draw your attention to the fact that under the risk factor section, the paragraph that followed the glossary, explaining why there is a risk section and highlights its importance, has been moved to be the first paragraph in the risk factor section. The glossary now follows that paragraph.

We trust that you will find this to be in order and ask that should there be any questions, you call the undersigned at your convenience.

Yours truly,

ALTON VENTURES, INC.

/s/ Brian C. Doutaz

Brian C. Doutaz
President